

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mr. Craig Burton
President
Datone, Inc.
7325 Oswego Road
Liverpool, New York 13090

August 14, 2009

Re: Datone, Inc.
Item 4.01 Form 8-K
Filed August 10, 2009, as amended August 12, 2009
File No. 0-53075

Dear Mr. Burton:

        We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Michael Henderson
Staff Accountant